SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd. ("Willi Food Investments"), reported in connection with the special meeting of Willi Food Investments shareholders to be convened to, among other things, appoint Mr. Zvi Williger, Mr. Kobi Navon, Mr. Benzi Sao and Mr. Joseph Williger as directors of Willi Food Investments, and terminate the term of office of all existing directors of Willi Food Investments other than external directors of Willi Food Investments, that it has received a notice from Entropy Financial Research Services Ltd. ("Entropy"), a leading proxy advisory firm in Israel.

Willi Food Investments reported that Entropy, in its notice, states Entropy's view that (i) voting in favor of the proposed action, to replace all members of the board of directors of Willi Food Investments, including the independent director (but excluding the external directors), is coupled with significant uncertainty with respect to the future of Willi Food Investments from a managerial and operational perspective, and that there is not a negligible concern that together with the replacement of the board there will also be a significant change in the management of Willi Food Investments, including the CEO. In addition, the process may also adversely affect Willi Food Investment's corporate governance; and (ii) the Williger brothers' control in Willi Food Investments is based on a relatively low level of equity, such that there is no congruence between the extraordinary process that they are trying to lead and the equity interest and financial risk invested by them.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: June 6, 2017